IMMUNE PHARMACEUTICALS INC.

430 East 29th Street, Suite 940

New York, NY 10016

January 31, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immune Pharmaceuticals Inc. Registration Statement on Form S-3, filed on December 2, 2016 (File No. 333-214873)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Immune Pharmaceuticals Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s registration statement on Form S-3 (File No. 333-214873) together with all exhibits and amendments thereto, which was filed on December 2, 2016 (the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because the Company has or intends to make changes to the terms of the agreements for which the Registration Statement was filed. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the resale offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at daniel.teper@immunepharma.com with a copy to Richard A. Friedman, Esq. of Sheppard Mullin Richter & Hampton LLP, via email at rafriedman@sheppardmullin.com.

In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions, please contact Richard A. Friedman at (212) 634-3031.

IMMUNE PHARMACEUTICALS INC.

By:	/s/ Daniel G. Teper
Name:	Daniel G. Teper
Title:	Chief Executive Officer

cc:	Richard A. Friedman, Esq. Sheppard Mullin Richter & Hampton LLP